

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

January 17, 2007

Michael McChesney
President
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA
92108-2808

RE: Eastern Goldfields, Inc.
Form 10-SB
Amended December 18, 2006
File No. 0-52151
Form 10-QSB for the period ended September 30, 2006

Dear Mr. McChesney:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-SB</u>

<u>General</u>

1. Please note that where our comments request an explanation or more information, a reference to the information contained in your Form 10-SB or in your prior responses is not adequate. In such a situation, your response to our comments should provide the requested information in reasonable detail.

<u>Description of Business, page 3</u>
<u>Mineral Reserve, page 10</u>

2. We have reviewed your responses to our previous comments #1 and 2, and the supplemental materials you provided. As discussed in our previous comment #1, we have questions about the economic viability of mining mineralized materials below the fourth level in the Lily mine, as outlined in your prefeasibility study. We note that the consultant you had review your prefeasibility study (Behre Dolbear), noted that your capital cost estimate for your new

mill was underestimated, and they did not support your plan to build a new mill at the mine site. They instead recommended that you continue to mine the higher grade portions of the western block, truck the ore to the Makonjwaan mill, and establish additional reserves by drilling and exploration. The primary limiter for the amount of reserves you may disclose at your mine appears to be how much material you will be able to process at your current mill based on current tailings disposal limitations. Until such time that you develop and provide us with a definitive feasibility study for your Lily mine, please reduce your mineral reserves for the Lily mine as outlined in our previous comments. We reissue comments 1 and 2.

Mill Tailings Capacity Analysis, page 11

3. According to the Behre Dolbear report, your tailings dam consultant recommended and Behre Dolbear supported the recommendation that from a safety point of view the tailings dam should not be raised more that two meters. According to the report, this additional height should provide tailings disposal capacity for the Lily open pit production, but not thereafter. We note that your disclosure appears to be contrary to these recommendations. Please provide, as supplemental materials, the basis for your current disclosure that you have tailings capacity for 640,000 tons, and the reasons that you are not following your consultant's recommendations.

4. Based on the preceding comments, please revise or clarify your disclosure wherever you discuss your plans for building a new mill to indicate that the plans are contingent on further engineering and economic study and the results of further exploration.

The Company's Mining Consultant, page 12

5. We reissue comment 4 of our October 26, 2006 letter. While we have yet to receive and review the application for confidential treatment you indicate that you will file, please note that the identity of Hatch Associates Pty Limited has already been disclosed and may not be granted confidential treatment. Further, we may have comments upon receiving your request for confidential treatment and will not be clear of comments on this filing until that time.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statement of Stockholders' Equity, page F-7

6. We note your response to prior comments 12 and 17. Our understanding from these responses is that the reverse merger between EGI and EGL was structured such that EGI would have 8,456,247 shares of common stock issued and outstanding following the transaction. Of these 8.46 million shares, the former shareholders of EGL were to own 61.22%, or 5,176,991 shares. We read in your response to prior comment 13 that immediately following this reverse acquisition, the former shareholders of EGI only owned 0.75% of the voting rights, or common stock, of EGI. Please explain to us who owned the remaining 38.03% of the voting rights of EGI immediately following the reverse acquisition with EGL, as this matter is unclear.

7. Please refer to the 2,736,247 shares of EGI's restricted common stock that were issued in 2006 as seen on your equity statement on page F-34. Your response to prior comment 14 indicates that these shares were issued to Stirling Nominees. Please explain to us in reasonable detail why these shares were issued and what consideration, if any, you received from Stirling Nominees in exchange for these shares. Help us to understand what the difference is, if any, between these 2.7 million shares of EGI's common stock and the 3.1 million shares of EGI's common stock that are held by Stirling Nominees for the A Class Preference shareholders, as stated on page F-23. This matter remains unclear to us.

8. We reissue our prior comment 18, as your response did not clearly address all of our questions within this comment. Please provide us with a detailed response to each question or concern that was raised. You need not resubmit the Share Services Agreement and the attached annexures that were supplementally provided to us.

Note 5 – Property, Plant and Mine Development, page F-19

9. We note your response to our prior comment 15. In light of the assessment of our mining engineer, as explained in comment 2 above in this letter, we reissue the following portions of our prior comment 15:

- We assume that the revision to your estimated reserves will result in an impairment of your Mining assets, and may also impact other fixed assets. Please revise your financial statements accordingly. If our assumption is incorrect, please provide us with a detailed description of how you conducted your impairment testing and how you concluded that these assets were not impaired, to help us better understand your conclusion.
- Please tell us what impact the revision to your estimated reserves has on your depreciation, depletion and amortization. In this regard, we assume you would need to increase the depreciation, depletion and amortization expense charged to each period in your financial statements.

Michael McChesney
Eastern Goldfields, Inc.
Page 4 of 4

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Item 2. Management's Discussion and Analysis or Plan of Operations, page 19

10. We note your response to our prior comment 9. Please confirm to us that in future filings
you will disclose and quantify material changes in your balance sheet or results that are
caused by changes in exchange rates. For example, we assume that the significant decrease
in total property, plant and mine development from December 31, 2005 to September 30,
2006 resulted from changes in exchange rates. If our assumption is correct, this change in
exchange rates should have been discussed in your MD&A analysis, similar to the revisions
made to page 26 of your Form 10-SB.

Closing Comments

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202)
551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any
other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Carmine J. Bua, Esq.
       (619) 280-8001